                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the quarter ended July 31, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------
         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

The number of the Company's ordinary shares outstanding as of September 18, 1998 was 80,575,827.

PART I  - FINANCIAL INFORMATION

ITEM 1 - FINANCIAL STATEMENTS



                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
  (in thousands of U.S. dollars, except share, ADS, per share and per ADS data)
                                   (unaudited)

                                                          Three  months ended               Six months  ended
                                                     July 31, 1998    July 31, 1997   July 31, 1998   July 31, 1997
-----------------------------------------------------------------------------------------------------------------
Net revenue
     Product revenue                                     $29,850         $23,898         $59,392         $41,790
     Maintenance revenue                                  12,958          11,700          25,973          24,383
     Service revenue                                       5,559           3,580          11,652           5,538
Total net revenue                                         48,367          39,178          97,017          71,711
-----------------------------------------------------------------------------------------------------------------
Cost of revenue
     Cost of product revenue                               1,879           2,222           3,995           4,399
     Cost of maintenance revenue                           3,972           3,000           7,410           5,823
     Cost of service revenue                               4,759           3,392           9,002           5,702
Total cost of revenue                                     10,610           8,614          20,407          15,924
-----------------------------------------------------------------------------------------------------------------
Gross profit                                              37,757          30,564          76,610          55,787
-----------------------------------------------------------------------------------------------------------------
Operating expenses
     Research and development                              8,499           8,481          16,877          17,008
     Sales and marketing                                  18,237          15,392          37,454          27,379
     General and administrative                            4,456           3,884           8,723           6,062
Total operating expenses                                  31,192          27,757          63,054          50,449
-----------------------------------------------------------------------------------------------------------------
Income from operations                                     6,565           2,807          13,556           5,338
    Interest income, net                                   1,174           1,042           2,270           2,025
Income before income taxes                                 7,739           3,849          15,826           7,363
    Income taxes                                         (2,630)         (1,301)         (5,380)         (2,440)
Net income                                                $5,109          $2,548         $10,446          $4,923
-----------------------------------------------------------------------------------------------------------------

Net income per share: basic                                $0.06           $0.03           $0.13           $0.06
Net income per ADS: basic                                  $0.32           $0.16           $0.65           $0.31
-----------------------------------------------------------------------------------------------------------------
Weighted average number of shares
   outstanding: basic (thousands)                         80,133          78,750          79,808          78,259
Shares converted to ADS equivalent (thousands)            16,027          15,750          15,962          15,652
-----------------------------------------------------------------------------------------------------------------

Net income per share: diluted                              $0.06           $0.03           $0.12           $0.06
Net income per ADS: diluted                                $0.31           $0.15           $0.62           $0.30
-----------------------------------------------------------------------------------------------------------------
Weighted average number of shares
   outstanding: diluted (thousands)                       83,449          83,290          83,820          82,023
Shares converted to ADS equivalent (thousands)            16,690          16,658          16,764          16,405
-----------------------------------------------------------------------------------------------------------------

Note:
Share and per-share  data for all periods  presented  above reflects the 5-for-1 stock split of the Company's ordinary shares, which was  effective as of the close of business on March 13, 1998. The Company's  American
Depositary  Shares ("ADSs")  did  not  split, although the  conversion  rights of such ADSs have been adjusted such that each ADS represents five ordinary shares. Per share earnings are also shown on an ADS equivalent basis.


The accompanying notes are an integral part of these condensed consolidated financial statements.
                                       2

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                                                 July 31, 1998   January 31, 1998
                                                                                   (Unaudited)
----------------------------------------------------------------------------------------------------------------
Assets
Current assets:
     Cash and cash equivalents                                                           $52,569        $48,174
     Short-term investments                                                               43,274         36,316
     Accounts receivable, net                                                             39,492         47,798
     Inventories                                                                             448            519
     Prepaid expenses and other assets                                                     6,171          2,833
Total current assets                                                                     141,954        135,640
Fixed assets:
     Property, plant and equipment, net                                                   40,368         39,083
     Goodwill, net                                                                         8,646          5,346
     Software product assets, net                                                         18,866         20,328
Total assets                                                                            $209,834       $200,397
----------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
     Bank loans                                                                           $1,679         $1,652
     Accounts payable                                                                      6,506          6,957
     Accrued employee compensation                                                         8,010         12,383
     Income taxes payable                                                                 15,174         10,459
     Deferred revenue                                                                     27,134         32,848
     Other current liabilities                                                            13,894         12,085
Total current liabilities                                                                 72,397         76,384
Long-term debt and other liabilities                                                           -             20
Deferred income taxes                                                                      9,272          9,159
Total liabilities                                                                        $81,669        $85,563
----------------------------------------------------------------------------------------------------------------
Shareholders' equity:
     Ordinary shares                                                                       2,669          2,508
     Additional paid-in capital                                                           36,586         33,362
     Unrealized gain on available-for-sale securities, net of tax                             39             44
     Treasury stock                                                                      (7,434)        (7,769)
     Retained earnings                                                                    99,465         89,019
     Currency translation adjustment                                                     (3,160)        (2,330)
Total shareholders' equity                                                               128,165        114,834
----------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                              $209,834       $200,397
----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed consolidated financial statements.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                                 (in thousands)
                                   (unaudited)

                                                                                          Six months ended
                                                                                   July 31, 1998    July 31, 1997
-----------------------------------------------------------------------------------------------------------------
Operating activities
     Net income                                                                          $10,446          $4,923
     Adjustments to reconcile net income to cash provided by operations
        Depreciation of fixed assets                                                       4,166           3,756
        Amortization of software product assets                                            5,701           6,241
        Amortization of goodwill                                                           1,150             464
        Loss on sale of fixed assets                                                          25               -
     Changes in operating assets and liabilities:
        Decrease (increase) in accounts receivable                                        11,226         (6,617)
        Decrease in inventories                                                               43              96
        (Increase) decrease in prepaid expenses and other assets                         (5,114)             566
        (Decrease) increase in accounts payable                                            (735)             867
        Increase in product royalties payable                                                141             558
        (Decrease) increase in accrued employee compensation                             (4,179)           1,376
        Increase in accrued payroll taxes                                                    865             224
        Increase in income taxes payable                                                   4,513           1,661
        (Decrease) increase in deferred revenue                                          (6,308)           2,987
        Increase (decrease) in other current liabilities                                     405         (2,881)
-----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                 22,345          14,221
-----------------------------------------------------------------------------------------------------------------
Investing activities
     Property, plant and equipment                                                       (5,483)         (5,278)
     Capitalization of software product assets                                           (4,238)         (4,602)
     Acquisition of subsidiary, net of cash acquired                                     (4,451)         (3,424)
     Available-for-sale securities                                                       (6,958)        (35,548)
     Disposals of property, plant and equipment                                                -             106
-----------------------------------------------------------------------------------------------------------------
Net cash (used) by investing activities                                                 (21,130)        (48,746)
-----------------------------------------------------------------------------------------------------------------
Financing activities
     Issuance of ordinary shares                                                           3,347           1,630
     Bank borrowings                                                                          27           2,662
     Issuance of ordinary shares, net of expenses                                            335             710
     Repayment of capital leases                                                            (20)               -
-----------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                                  3,689           5,002
-----------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                    (509)           (208)
-----------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                                4,395        (29,731)
Cash at beginning of period                                                               48,174          73,119
-----------------------------------------------------------------------------------------------------------------
Cash at end of period                                                                    $52,569         $43,388
-----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed consolidated financial statements.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.   Basis of Presentation

Micro  Focus Group plc (the  "Company")  is  incorporated  in England and Wales.
Where applicable, the term "Company" also includes the direct and indirect subsidiaries of Micro Focus Group plc. The condensed consolidated financial statements shown herein are stated in U.S. dollars and are prepared under U.S. generally accepted accounting principles for interim financial information. This submission on Form 6-K is furnished on a voluntary basis as the Company is not required to report quarterly financial information to the U.S. Securities and Exchange Commission (the "SEC").

The financial information at July 31, 1998 and for the three and six month periods ended July 31, 1998 and 1997 is unaudited but includes all adjustments the Company considers necessary for a fair presentation of its financial position at such dates and the operating results and cash flows for such periods. The year-end balance sheet at January 31, 1998 was derived from audited financial statements, but does not include all disclosures required by U.S.
generally accepted accounting principles. Results for the three-month and six-month periods ended July 31, 1998 are not necessarily indicative of results that may be expected for the fiscal year ending January 31, 1999 or any future interim or full-year period. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to SEC regulations. Management believes that the disclosures are adequate to make the information presented herein not misleading. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended January 31, 1998 included in the Company's Annual Report on Form 20-F which was filed with the SEC on May 29, 1998, as well as the condensed consolidated financial statements and the notes thereto for the quarter ended April 30, 1998 included in the Company's Quarterly Report on Form 6-K submitted to the SEC on July 15, 1998.

The financial information contained in this quarterly report does not constitute statutory accounts as defined in section 240 of the UK Companies Act 1985. The figures for the year ended January 31, 1998 are based on the audited financial statements which have been filed with the UK Registrar of Companies, and the auditors' reports on both the U.S. and UK financial statements for the year ended January 31, 1998 were unqualified.

2.       Cash and Cash Equivalents - Short-Term Investments

Cash and cash equivalents include cash placed on short-term deposit and short-term money market instruments with original maturities of less than three months.

The Company invests its excess cash in accordance with an investment policy approved by the Board of Directors and implemented as of the beginning of fiscal 1998. This policy authorizes investment in U.S. government securities, municipal bonds, certificates of deposit with highly rated financial institutions and other specified money market instruments of similar liquidity and credit quality.

In accordance with Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," management of the Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation at each balance sheet date. Debt securities that the Company has the intent and the ability to hold until maturity are classified as held-to-maturity, and all other debt securities are classified as available-for-sale.

The Company has determined that all of its investment securities are to be classified as available-for-sale. Such securities are stated at amounts which approximate fair value, based on quoted market prices, with the unrealized gains and losses reported as a separate component of shareholders' equity. Available-for-sale securities with original maturities of less than three months are classified as cash equivalents.

3.       Earnings Per Share

The Company's ordinary shares have been listed on the London Stock Exchange since 1983 under the symbol MICF. Since 1992, the Company's ordinary shares also have been quoted on the Nasdaq Stock Market in the U.S. in the form of American Depositary Shares ("ADSs"), as evidenced by American Depositary Receipts, under the symbol MIFGY. Effective as of the close of business on March 13, 1998, the Company undertook a subdivision (or stock split) of its ordinary shares on a 5-for-1 basis. The conversion ratio of the Company's ADSs has been adjusted such that each ADS represents 5 ordinary shares. All share and per-share references included in this report have been restated to reflect the impact of the above-mentioned stock split. In addition, share and per share data have been shown in the Condensed Consolidated Statement of Income on a basis consistent with reporting prior to the stock split.

4.       Acquisitions

On January 20, 1998, the Company acquired all the share capital of XDB Systems, Inc. ("XDB") for total consideration of approximately $18.6 million on the date of the acquisition, which consisted of the issuance of 2,084,825 ordinary shares of the Company (including up to 192,850 ordinary shares to be issued to holders of XDB options upon exercise of such options). The transaction was accounted for as a pooling of interests. XDB, which was a privately held corporation based in Columbia, Maryland, is a provider of DB2 database development, maintenance and connectivity solutions.

On May 15, 1998 Micro Focus acquired all the share capital of its Italian distributor, Micro Focus Italia, s.r.l., for total cash consideration of $4.3 million. The transaction was accounted for as a purchase.

On June 17, 1998, the Company announced that it had reached a definitive agreement to acquire INTERSOLV, Inc. ("Intersolv"). Under the terms of the agreement, each common share of Intersolv will be exchanged for 0.55 Micro Focus ADSs. In addition, each outstanding option or right to purchase or acquire shares of Intersolv stock will be assumed by the Company and become an option or right to purchase or acquire Micro Focus ADSs, with appropriate adjustments to the price and number of shares based on the exchange ratio of 0.55 ADSs per Intersolv share. The definitive agreement has been approved by the board of directors for both companies and has received clearance by U.K. and U.S. regulatory authorities. The merger requires approval of the shareholders of both companies. Meetings for that purpose have been called for September 23, 1998, and the parties anticipate that the closing will occur on September 24, 1998. It is anticipated that the acquisition will be accounted for as a pooling of interests under U.S. generally accepted accounting principles. The merger is structured as a tax-free reorganization under U.S. tax law. Micro Focus expects to issue approximately 15.1 million new Micro Focus ADSs (representing approximately 75.4 million new Micro Focus ordinary shares) in exchange for Intersolv's common stock and share equivalents outstanding, which will represent approximately 46% of Micro Focus' share capital on a fully-diluted basis.

Intersolv, a public company listed on the Nasdaq National Market and based in Rockville, Maryland, is a provider of software solutions that facilitate the development, delivery and deployment of business information systems. Intersolv's products and services are focused primarily in the areas of automated software quality, data connectivity and enterprise application renewal.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company's condensed consolidated financial statements and notes thereto included in this
Part I, and with the Company's audited consolidated financial statements in U.S. format for the fiscal year ended January 31, 1998 included in the Company's Annual Report on Form 20-F filed with the SEC on May 29, 1998, as well as the condensed consolidated financial statements and the notes thereto for the quarter ended April 30, 1998 included in the Company's Quarterly Report on Form 6-K submitted to the SEC on July 15, 1998.

RESULTS OF OPERATIONS

Net revenue for the second quarter of fiscal 1999 increased 23% to $48.4 million, compared with $39.2 million in the second quarter of fiscal 1998. Net income for the quarter grew 101% to $5.1 million compared with $2.5 million for the second quarter of fiscal 1998, and diluted earnings per ordinary share were $0.06 per share compared with $0.03 for the second quarter of fiscal 1998. Diluted earnings per ADS were $0.31 compared with $0.15 for the first quarter of 1998.

For the first half of fiscal 1999, net revenue of $97.0 million increased 35% compared with $71.7 million for the prior year period. Net income increased 112% to $10.4 million and diluted earnings of $0.12 per ordinary share were double earnings per ordinary share of $0.06 reported in the first half of fiscal 1998. Earnings of $0.62 per ADS were also double the $0.30 reported in the first half of fiscal 1998.

The following summarizes the significant factors reflected in the Company's results of operations.

Revenue

Net revenue for the second quarter of fiscal 1999 was 23% above the corresponding quarter of the prior fiscal year and essentially flat with the first quarter of fiscal 1999. The increase in net revenue for the second quarter over the comparable prior year period reflected a balanced contribution from the Company's consulting, distributed computing and application transformation businesses. Second quarter sales to North American customers grew by 10% and sales to international customers grew 40% from the same period of the prior fiscal year.

Product licensing revenue for the second quarter of 1999 was 25% above the comparable prior year period, primarily reflecting increased revenue from distributed computing products. Service revenue for the second quarter of 1999 increased 56% from the prior year period primarily as a result of growth in the Company's consulting and training businesses in both North America and in the UK. Maintenance revenue growth of 11% for the second quarter did not keep pace with the increase in product licensing revenue due to a decrease in renewal rates and a shift in the Company's overall sales mix to products and services which do not include maintenance.

For the first half of fiscal 1999, net revenue increased 35% over the prior year. North American revenue grew by 24% from the comparable prior year period and accounted for 54% of the company's total revenue. International revenue grew by 51% during the first half of the year and contributed 46% of the Company's total net revenue. Product revenue increased 42% and service revenue increased 110% during the first half of the year. Maintenance revenue through the first six months of the current year was up 7%.

There can be no assurance that the market for the Company's products and services will grow in future periods at their historical rates of growth, that certain segments will not decline, or that the Company will be able to increase or maintain its market share in the future or achieve its historical revenue growth rates.

Gross Profit

For the second quarter of fiscal 1999, gross profit as a percentage of net revenue was 78%. This percentage was the same as the gross profit percentage reported in the comparable prior quarter and two percentage points below the 80% gross profit margin reported for the first quarter 1999. Through the first six months of the year, the Company's gross profit margin was 79% compared with 78% for the first half of fiscal 1998.

The Company's gross profit margin can be affected by a number of factors, including changes in product or distribution channel mix, the mix of product and service revenue, and competitive pressures on pricing. Gross margin also is dependent on discounts selectively provided to customers in competitive sales situations. In addition, gross margin may also be adversely affected by expansion of the Company's consulting organization and the ability to deploy its capacity to revenue generating projects. As a result of the above factors, gross margin percentages may be difficult to predict, and gross margins may fluctuate from current levels in future periods.

Operating Expenses

Research and development (R&D) expenses for the quarter of $8.5 million essentially matched those reported in the first quarter of fiscal 1998 and represented 18% of net revenue as compared to 22% for the prior year period. R&D expenses for the quarter were approximately the same as those reported in the first quarter of the current fiscal year for which such expenses represented 17% of net revenue.

For the first half of the year, R&D expenditures totaled $16.9 million, which was 1% lower than the $17.0 million reported in the comparable prior year period. Year to date, R&D expenditures were 17% of net revenue compared with 24% in the prior year. The decrease in R&D expenses through the first half of 1999 when compared to the same period of fiscal 1998 reflected lower software product amortization expenses and negligible growth in compensation expenses and overhead.

The Company believes that ongoing development of new products and features is required to maintain and enhance its competitive position. Accordingly, while the Company intends to continue to control expenses where possible, the Company anticipates that aggregate R&D expenses will increase over time, and may not be directly related to the level of revenue realized in future quarters.

Sales and marketing expenses for the quarter were 18% above the second quarter of fiscal 1998, but 5% lower than the first quarter of fiscal 1999. Such expenses represented 38%, 39% and 40% of net revenue for the second quarter of fiscal 1999, the second quarter of fiscal 1998 and the first quarter of fiscal 1999, respectively.

Through the first six months of the year, sales and marketing expenses totaled $37.5 million and represented 39% of net revenue. This total was 37% higher than the comparable prior year expense, which represented 38% of net revenue. The increases in sales and marketing expenses reflected sales force expansion, higher commissions, and higher advertising and marketing expenses, including those associated with the Company's user conference, which was held in the first quarter of fiscal 1999. The Company believes that continued investment in sales, marketing, customer support and promotional activities are essential to maintaining its competitive position. In addition, the Company is expanding its sales and support staffs. Accordingly, the Company anticipates that sales and marketing expenses will be higher in future periods.

General and administrative (G&A) expenses for the quarter were 15% above the second quarter of the prior fiscal year and 4% higher than the first quarter of the current fiscal year. G&A expenses represented 9%, 10% and 9% of net revenue in the three periods, respectively. The increase in G&A expenses for the second quarter of 1999 over the comparable prior year period reflected staff additions, costs associated with executive recruitment and goodwill amortization associated with the Millennium and Italian distributor acquisitions. Through the first six months of this fiscal year, G&A expenses have totaled $8.7 million and represented 9% of net revenue. In the comparable prior year period, G&A expenses totaled $6.1 million and represented 8% of net revenue. The Company is investing to strengthen its infrastructure and anticipates that aggregate G&A expenses will increase in future quarters.

Interest income for the second quarter of 1999 was 13% above the comparable prior year period, and 7% higher than the first quarter of the current fiscal year. Through the first half of the current year, interest income totaled $2.3 million, up 12% from the comparable prior year period. The year-over-year increase in interest income reflected higher average cash balances.

The Company's tax rate was 34% for both the quarter and first half of fiscal year 1999, as compared to the 33% rate recorded for the prior fiscal year. The marginal increase in the current year's tax rate reflected a decrease in the utility of operating losses incurred in prior years. The Company's tax rate is dependent upon the regulatory environment of the countries in which it operates as well as the balance of income reported in each statutory territory. While the Company monitors the impact of business fluctuations upon its tax structure, influences behind the Company's control may cause a change in the tax rate.

LIQUIDITY AND CAPITAL RESOURCES

The Company generated $22.3 million in cash from operating activities in the first half of 1999, primarily from income before depreciation and amortization, and an $11.2 million decrease in accounts receivable during such period. These factors were offset in part by a $5.1 million increase in prepaid expenses and other assets and a $4.2 million decrease in accrued employee compensation during such period. The increase in prepaid expenses is due primarily to costs associated with the pending acquisition of Intersolv and prepaid licensing royalties. The decrease in employee compensation was due to the payment of the bonuses accrued in fiscal 1998 and paid in the current fiscal year.

The Company had $95.8 million in cash, cash equivalents and short-term investments at July 31, 1998. This balance was $11.3 million higher than at January 31, 1998, reflecting cash provided by operating activities and proceeds from the issuance of shares upon the exercise of employee stock options, offset in part by cash used for the acquisition of the Company's Italian distributor and capital and software expenditures.

The Company has a GBP 5.0 million ($8.2 million at July 31, 1998) unsecured revolving multi-currency LIBOR loan facility as a means of hedging currency exposures against the French Franc. This line of credit expires in January 2001. The interest rate on outstanding borrowings under this facility is equal to 0.75% above the LIBOR rate for the currency in which the borrowings are made. Borrowings denominated in French Francs under the credit line at July 31, 1998 were the equivalent of $1.7 million, and were incurring interest at the rate of 4.375% per annum.

During the first half of fiscal 1999, the Company spent $5.5 million for capital and leasehold improvements largely on upgrades and expansions of its information systems. This spending level is 4% higher than that of the comparable prior year period. For the current fiscal year, the Company expects to spend approximately $15.5 million for capital and leasehold improvements. The Company may finance a portion of these expenditures through leasing arrangements.

The Company believes that existing balances of cash, cash equivalents and short-term investments in combination with its available bank line of credit and leasing facilities will be sufficient to meet its operating cash requirements and the cash requirements of the Intersolv acquisition through fiscal 1999.

Factors That May Influence Future Operating Results

The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. This section of the discussion highlights some of these risks and the possible impact of these factors on future results of operations.

The factors set forth below as well as statements made elsewhere in this quarterly report contain certain forward looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The Company's actual results, performance or achievements in the remainder of fiscal 1999 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed in this section below, as well as those discussed elsewhere in this Form 6-K. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Form 6-K. For more information regarding forward-looking statements, see "Special Note on Forward-Looking Statements" below in this Part I, Item 2.

Fluctuations in Operating Results; Absence of Significant Backlog. The Company's future operating results are subject to quarterly and annual fluctuations due to a variety of factors, including demand for the Company's products, the size and timing of customer orders and the lengthy sales cycle, product life cycles, the ability of the Company to introduce and market new and enhanced versions of the Company's products on a timely basis, the introduction and acceptance of new products and product enhancements by the Company or its competitors, customer order deferrals in anticipation of new or enhanced products or technologies, the timing of product introductions or enhancements by the Company or its competitors, technological changes in the software industry, changes in the mix of distribution channels through which the Company's products are offered, purchasing patterns of distributors and retailers, including customer budgeting cycles, the quality of products sold, price and other competitive conditions in the industry, changes in the Company's level of operating expenses, changes in the Company's sales incentive plans, the cancellation of licenses during the warranty period, non-renewal of maintenance agreements, the effects of extended payment terms (particulary for international customers), economic conditions generally or in various geographic areas, and other factors discussed in this section.

A high percentage of the Company's operating expenses are fixed over the short term and if anticipated revenue for a fiscal quarter does not occur or is delayed, the operating results for that quarter would be immediately and adversely affected. In addition, a substantial portion of the Company's revenue for most quarters is booked and shipped in the last month of the quarter such that the magnitude of the quarterly fluctuations may not become evident until late in or even at the end of the particular quarter.

Seasonality of Operating Results. The Company's revenue also is affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. In addition, the Company has experienced lower revenue for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year. Due to all of the foregoing factors, it is possible that in some future quarters the Company's operating results will be below the expectations of stock market analysts and investors and that the Company's share price would likely be materially adversely affected.

Product Concentration. Substantially all of the Company's total net revenue is derived from products and related services for mainframe application development in the COBOL language and COBOL compilers running on workstations and personal computers. The Company expects that a substantial portion of its total net revenue will be derived from such products and services in the future. As a result, the Company's future operating results depend upon continued market acceptance and use of the COBOL language. Any decline in the demand for or market acceptance or use of the COBOL language or mainframes as a result of competition, technological change or other factors could have a material adverse effect on the Company's business, financial condition and results of operations.

Year 2000 Business and Compliance Issues. The Company markets certain of its products and services to customers for managing the maintenance and redevelopment of mission-critical computer software systems. In addition, an increasing portion of the Company's business is devoted to providing solutions for the Year 2000 problem, which affects the performance and reliability of many mission-critical systems. The Company's customer agreements typically contain provisions designed to limit the Company's exposure to potential product and service liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's customer agreements may not be effective as a result of existing or future federal, state, local or foreign laws or ordinances or judicial decisions. Although the Company has not experienced any material product or service liability claims to date, the sale and support of its products and services may entail the risk of such claims, particularly in the Year 2000 market. A successful product or service liability claim brought against the Company could have a material adverse effect upon the Company's business, financial condition and results of operations. Furthermore, the Company anticipates that demand in the Year 2000 market will decline, perhaps rapidly, in anticipation of or following the Year 2000, and the demand for the Company's Year 2000 solutions and products may also decline significantly as a result of new technologies, competition or other factors. If this decline in demand were to occur, the Company's license revenue and professional service fees could be materially and adversely affected.

The Company is in the process of reviewing its major internal corporate systems for any potential Year 2000 compliance issues and intends to take appropriate corrective action based on the results of such review. The Company does not currently anticipate that it will incur material operating expenses or be required to invest heavily in internal system improvements as a result of Year 2000 compliance issues. In addition, the Company believes that the current versions of its software products are Year 2000 compliant. Notwithstanding the foregoing, there can be no assurance that the Year 2000 problem will not have an adverse effect on the Company's business, financial condition or results of operations.

Rapid Technological Change; Dependence on New Products. The Company is in a market that is subject to rapid technological change. The Company must continually adapt to that change by improving its products and introducing new products, technologies and services. The growth and financial performance of the Company will depend in part on its ability, on a timely and cost-effective basis, to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions. The Company's ability to develop and market enhancements of existing products and new products depends in part on its ability to attract and retain qualified employees. In the past, the Company has experienced delays and increased expenses in developing certain new products. Any failure by the Company to anticipate or respond adequately to changes in technology and market conditions, to complete product development and introduce new products on a timely basis and with an adequate level of performance and functionality, or to attract and retain qualified employees could materially adversely affect the Company's business, financial condition and results of operations.

Competition. The markets in which the Company competes are characterized by rapid technological change and aggressive competition. The Company expects competition to increase in the future from existing competitors and from other companies that may enter the Company's existing or future markets with similar or substitute solutions that may be less costly or provide better performance or functionality than the Company's products. Some of the Company's current and prospective competitors in its product and service markets have greater financial, marketing or technical resources than the Company and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than can the Company. There can be no assurance that other companies will not develop competitive products in the future. In addition, the software industry is characterized generally by low barriers to entry, as a result of which new competitors possessing technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, there can be no assurance that the Company will be able to compete effectively in the future in the professional services market and, particularly, in the Year 2000 professional services market.

Susceptibility to General Economic Conditions. The Company is subject to the general economic climate in the various areas of the world in which it does business. The risks inherent in conducting international business generally include exposure to exchange rate fluctuations (see the section entitled "Exchange Rate Fluctuations" below), longer payment cycles, greater difficulties in accounts receivable collection and enforcing agreements, tariffs and other restrictions on foreign trade, U.S. export requirements, economic and political instability, withholding and other tax consequences, restrictions on repatriation of earnings, and the burdens of complying with a wide variety of foreign laws. In addition, the laws of certain foreign countries in which the Company's products may be marketed may not protect the Company's intellectual property rights to the same extent as do the laws of the United States and Europe. There can be no assurance that the factors described above will not have an adverse effect on the Company's future international revenue.

Volatility of Stock Price. The market price of the Company's securities has experienced significant price volatility and such volatility may occur in the future. Factors such as actual or anticipated fluctuations in the Company's operating results, changes in financial estimates by securities analysts, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to patents, copyrights or proprietary rights, conditions and trends in the software and other technology industries, adoption of new accounting standards affecting the software industry, general market conditions and other factors may have a significant impact on the market price of the Company's securities. Furthermore, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies. These market fluctuations, as well as general economic, political and market conditions may adversely affect the market price of the Company's securities.

Recent and Future Acquisitions. The Company completed two business combinations during fiscal 1998 and completed one business combination in the second quarter of fiscal 1999. The Company is in the process of integrating the operations acquired in these transactions with its own. There can be no assurance that the anticipated benefits of recently concluded business combinations will be realized. In addition, these acquisitions could require significant additional management attention. The Company expects to continue growing its business through acquisitions. On June 17, 1998, the Company entered into an agreement with Intersolv providing for the merger of Intersolv with and into a wholly owned subsidiary of the Company. If the Company is unsuccessful in integrating and managing the recently acquired businesses or other businesses it may acquire in the future, the Company's business, financial condition and results of operations could be adversely affected in future periods.

Enforceability of U.S. Judgments. The Company is a public limited company organized under the laws of England and Wales. A significant portion of the assets of the Company is located outside of the United States. As a result, it may not be possible for investors to effect service of process upon the Company within the United States or to enforce against the Company, in the United States courts or courts outside the United States, judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in England, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon such securities laws.

Exchange Rate Fluctuations

Revenue, costs and expenses arising in currencies other than U.S. dollars are translated using average exchange rates for the applicable period. Assets and liabilities denominated in currencies other than the reporting currency are translated at exchange rates in effect at the balance sheet date. The majority of the Company's net revenue arises in U.S. dollars, while its costs are incurred approximately equally in U.S. dollars and other currencies, predominately GB pounds. Consequently, fluctuations in exchange rates, particularly between the U.S. dollar and the GB pound, may have a significant impact on the Company's operating results, notably when expressed in GB pounds. During the second quarter of fiscal 1999, fluctuations between the U.S. dollar and the GB pound were not significant, and net exchange rate gains or losses on operational transactions were immaterial.

Special Note on Forward-Looking Statements

The Company is subject to various U.S. securities laws and regulations relating to the disclosure of information. In particular, the Private Securities Litigation Reform Act of 1995, which became effective in the United States as of January 1, 1996 (the "Securities Litigation Reform Act"), applies to the Company and its disclosure of information and provides that the Company can be exempt from liability for making forward-looking statements if certain cautionary language is included along with such statements. This quarterly report contains, and incorporates by reference, certain "forward-looking statements" (as such term is defined under Section 21E of the U.S. Securities Exchange Act of 1934, as amended) that are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the Company's management. Such forward-looking statements are subject to the safe harbor created by the Securities Litigation Reform Act. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, are intended to identify such forward-looking statements. Such statements reflect the current views of the Company or its management with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company's actual results, performance or achievements in fiscal 1998 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed above in Part I hereof under the heading "Factors That May Influence Future Operating Results", as well as those discussed elsewhere in this quarterly report. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this quarterly report.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.


PART II -  OTHER INFORMATION

Item 1 - Legal Proceedings

Not applicable.

Item 2 - Changes In Securities and Use of Proceeds

None.

Item 3 - Defaults Upon Senior Securities

None.

Item 4 - Submission of Matters to a Vote of Security Holders

The 1998 Annual General Meeting of the Company was held on August 20, 1998. At the Annual General Meeting, each of the following resolutions was approved, in accordance with the Company's Articles of Association, by a show of hands of those shareholders (or persons holding proxies) voting in person at the Annual General Meeting:

       Resolution No. 1. Adoption of the Directors' Report and audited financial statements of the Company for the year ended January 31, 1998.

       Resolution No. 2. Re-election of Harold Hughes, who retired by rotation, as a director of the Company.

       Resolution No. 3. Re-appointment of Martin Waters as a director of the Company.

       Resolution No. 4. Re-appointment of J. Sidney Webb, who attained the age of 70 years on October 14, 1989, as a director of the Company.

       Resolution No. 5. Reappointment of Ernst & Young as the auditors of the Company, and the authorization of the directors the Company to determine the auditors' remuneration.

       Resolution No. 6. Empowerment of the directors of the Company to allot equity securities for cash up to an aggregate nominal value of GBP 80,279 (representing 5% of the issued share capital of the Company as at July 10, 1998), with such authority to expire (unless previously renewed, varied or revoked by the Company in a general meeting) on the earlier to occur of November 20, 1999 or the date of the 1999 Annual General Meeting of the Company.

The term of office of the following directors continued after the 1998 Annual General Meeting of the Company: Paul Adams, J. Michael Gullard, Harold Hughes, Martin Waters and J. Sidney Webb.

At the 1998 Annual General Meeting of the Company, in accordance with the Company's Articles of Association and UK practice, there was not a tabulation of the exact number of votes cast (in person or by proxy) for, against or withheld with respect to any resolution, or the number of abstentions and brokers non-votes as to each such resolution. As a foreign private issuer, the Company is not subject to the proxy solicitation rules specified in Regulation 14A under the Securities Exchange Act of 1934, as amended.

Item 5 - Other Information

None.

Item 6 - Exhibits

No exhibits are submitted herewith.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Micro Focus Group Public Limited Company
                                                  (Registrant)


Date:  September 21, 1998          By:   /s/ Martin Waters
                                        ---------------------------------------
                                        Martin Waters
                                        President and Chief Executive Officer